Exhibit 99.1

Foresight Signs Commercialization Agreement with Global Rail Tech Provider for up to $12 Million in Revenue Starting in 2026

The agreement with StreamRail, a Chinese leader in rail transit technologies, aims to enhance safety and operational efficiency for urban rail transit systems

Ness Ziona, Israel – May 19, 2025 – Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in three-dimensional (“3D”) perception systems, announced today the signing of a development and commercialization agreement with Zhejiang StreamRail Intelligent Control Technology Co., Ltd., (“StreamRail”), a global Chinese rail technology company, to integrate and commercialize its products for StreamRail’s customers, focusing on urban trams and metro trains.

The collaboration will initially focus on a joint development project to integrate Foresight’s cutting-edge 3D perception technology into StreamRail’s transit infrastructure. The innovative obstacle detection system will use advanced sensors and artificial intelligence to detect potential hazards on rail tracks and surrounding areas, in order to significantly reduce collision risks. Upon successful completion of the development phase, the parties will proceed with manufacturing, marketing, and distributing the innovative product to StreamRail’s customers and other third parties. The current project’s revenue potential is estimated at up to $12 million by 2029, with initial commercialization expected to begin in 2026. Under the terms of the agreement, StreamRail has secured exclusive distribution rights for the innovative solution in China, contingent upon achieving sales of at least $1.5 million during 2026 and 2027.

“The collaboration with Foresight emphasizes our strong focus on improving safety and connectivity which are key priorities for the future of rail transportation. By combining Foresight’s advanced 3D perception capabilities with our active safety control and train control network systems, we aim to address key challenges in railway transportation. This strategic cooperation marks a leap from first-generation 2D to second-generation 3D technology in our train safety systems. We believe this innovation will deliver greater value to global customers and passengers. Looking ahead, we will continue working with Foresight to develop third- and fourth-generation safety perception and control systems, delivering innovative, safe, and reliable onboard intelligent products worldwide,” said Dr. Qu Weiqiang, President of StreamRail.

According to the 2025 market report “Global Rail Transit Obstacle Detection System Market Research Report: Forecast to 2032” by Wise Guy Reports, the global market for Rail Transit Obstacle Detection Systems, which includes technologies such as LiDAR, radar, and camera-based solutions, is projected to grow from $1.97 billion in 2024 to $3.2 billion by 2032. The metro segment is anticipated to lead market growth, driven by accelerating urbanization and the pressing need for advanced safety solutions in high-density areas. The rising adoption of AI-powered and cloud-based monitoring technologies is further driving this growth.

“The agreement with StreamRail represents a major step forward in our mission to bring advanced 3D perception to the urban transportation sector. Our 3D perception technology addresses the growing need for safer and more efficient urban rail operations. By collaborating with a global leader in rail technology, we are accelerating the delivery of a transformative solution to the cities and operators who need it most. We’re excited about the potential impact this collaboration will have on the future of urban mobility,” said Oren Bar-On, Global Chief Operations Officer of Foresight.

About StreamRail

StreamRail focuses on cutting-edge technologies such as intelligent control, detection, display, and the intelligent operation and maintenance of rail transit trains. It provides comprehensive onboard solutions for rail transit systems, including advanced train intelligent control, active safety and obstacle detection, train check-up and fault diagnosis, passenger information and intelligent display, as well as intelligent operation and maintenance solutions for global vehicle manufacturers and end-users. As a leader in intelligent control systems and artificial intelligence applications in the railway industry, StreamRail has delivered intelligent train systems to rail transit networks in more than 30 cities around the globe, including Shanghai, Shenzhen, Guangzhou, Tianjin, Melbourne, Hong Kong SAR, etc., helping to improve the safety, reliability, maintainability and operational efficiency in the global rail market.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing advanced three-dimensional (3D) perception and cellular-based applications. Through the Company’s controlled subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s 3D perception systems include modules of automatic calibration and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous driving, agriculture, heavy industrial equipment and unmanned aerial vehicles (UAVs).

Eye-Net Mobile develops next-generation vehicle-to-everything (V2X) collision prevention solutions and smart automotive systems to enhance road safety and situational awareness for all road users in the urban mobility environment. By leveraging cutting-edge artificial intelligence (AI) technology, advanced analytics, and existing cellular networks, Eye-Net’s innovative solution suite delivers real-time pre-collision alerts to all road users using smartphones and other smart devices within vehicles.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the prospective stages of the collaboration, the potential successful completion of the development phase that may lead to manufacturing, marketing, and distributing the product to StreamRail’s customers and other third parties, the projected revenue streams and expected initial commercialization upon potential completion, StreamRail’s potential exclusive distribution rights for the technology in China if it were to achieve sales of at least $1.5 million in 2026 and 2027, the belief that this collaboration emphasizes StreamRail’s focus on improving safety and connectivity, the belief that this strategic cooperation marks a leap from first-generation 2D to second-generation 3D technology in the train safety systems, the belief that this collaboration may deliver greater value to global customers and passengers, the expectation that this collaboration may lead to developing third- and fourth-generation safety perception and control systems, the forecast of the market size of obstacle detection systems by 2032, its belief that this collaboration represents a major step forward in its mission to bring advanced 3D perception to the urban transportation sector, and the belief that this collaboration is accelerating the delivery of a transformative solution to the cities and operators. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission (“SEC”) on March 24, 2025, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654